ON TRACK INNOVATIONS LTD.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh-Pina, Israel 12000

                        December 11, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0303

Attn: David Burton, Staff Accountant

RE:   On Track Innovations Ltd.
 Form 20-F for the year ended December 31, 2005
 Filed May 22, 2006
 Form 6-K for the month of November 2006
 File No., 0-49877

Ladies and Gentlemen:

The purpose of this letter is to respond to your letter dated December 1, 2006. For ease of reference, your original comments are included in italics below, followed by our responses.

Form 20-F for the year ended December 31, 2005

Item 5. Operating and Financial Review and Prospects, page 35

Operating Expenses, page 37

1.
You state that the increase in research and development expenses in 2005 as compared to 2004 were primarily to an “increase in expenses related to salaries that resulted from an increase of the number of employees and from an increase in expenses related to options granted to employees.” You provide similar explanations for the increases in selling and marketing expenses and general and administrative expenses. Revise future filings to quantify and analyze the primary causes for the increases. For example, quantify how much of the increase related to increases in employees and how much related to increase options expenses. Discuss any significant factors that contributed to the increase option expenses.

The Company will revise its future filings as requested by the Staff.

Consolidated Statements of Cash Flows, page F-7

2.
We note from your form 20-F as of December 31, 2004 that you presented supplemental cash flow information relating to the sale of a consolidated subsidiary in 2004. However, we do not see where you have included this disclosure in your form 20-F as of December 31, 2005. Please revise future filings to present all of the supplemental non-cash investing and financing activities for each year for which you present financial statements.

The Company will revise its future filings as requested by the Staff.

Note 2 - Significant Accounting Policies, page F-9

J. Goodwill and purchase intangible assets, page F-11

3.
Please revise future filings to disclose in detail your accounting policy with respect to your annual goodwill impairment evaluation. Describe the steps you perform to determine if the goodwill is impaired. Discuss how many reporting units you have and how you allocate assets and liabilities to these reporting units for purposes of you impairment testing.

The Company will revise its future filings as requested by the Staff.

O.     Basic and diluted net loss per share, page F-14

4.	Revise future filings to disclose the number of shares excluded from your calculation of diluted net loss per share. Refer to paragraph 40 of SFAS 128.

The Company will revise its future filings as requested by the Staff.

Note 10 - Shareholders' Equity, page F-27

A. Share Capital, page F-27

5.
We note that in November 2005, you completed a private placement of 1,828,026 of your “units”. Of these units, 1,544,568 consisted of one ordinary share and a warrant to purchase three-fifths of an ordinary share and the remaining 283,458 units consisted of one ordinary share and warrant to purchase one-half of an ordinary share. We note that you have recorded the entire unit issuances in shareholders’ equity. Please address the following.

•	Tell us and revise future filings to describe any material terms relating to the units, including the warrants.

•	Tell us how you considered the guidance in EITF 00-19 in concluding the warrants should be classified within equity.

•	Revise future filings to clearly disclose how you determined the value to be allocated to the warrants.

The Company advises the Staff supplementally that the material terms to the units, including the warrants, are as follows:

•
The Company agreed to prepare and file with the Commission as soon as practicable, and in no event later than 45 days, following the closing date (i.e., November 1, 2005), a registration statement on Form F-3 to register the resale of the purchased shares and the sale of the warrant shares by the purchasers from time to time, and to use all commercially reasonable efforts to cause such registration statement to be declared effective as promptly as possible after filing, but in any event, within 90 days following the closing date or, in the event of a review of the registration statement by the Commission, within 120 days following the closing date, and to cause the registration statement to remain continuously effective until the earliest of (a) the second anniversary of the effective date of the registration statement, (b) the date on which all registrable shares purchased by the purchasers pursuant to such agreement have been sold thereunder or (3) the date on which the registrable shares can be sold by the holders thereof pursuant to Rule 144(k) promulgated under the Securities Act (the “Registration Period”). The Company also agreed to prepare and file with the Commission such amendments (including post-effective amendments) and supplements to the registration statement and the prospectus used in connection therewith as necessary to keep the registration statement effective at all times until the end of the Registration Period. The Company filed a registration statement on Form F-3 in December 2005 to satisfy its obligations described above, and the registration statement was declared effective by the Commission in January 2006.

•	Liquidated Damages.

o
(a) Delay in Effectiveness of Registration Statement - In the event that the registration statement was not (i) filed within 30 days following the closing date or (ii) declared effective within 90 days following the closing date or, in the event of a review of the registration statement by the Commission, within 120 days following the closing date, the Company agreed to pay to each purchaser liquidated damages, in cash, in an amount equal to 1% per month of the total purchase price of the purchased securities purchased by such purchaser pursuant to this agreement (a “Liquidated Damages Payment”), until the registration statement is filed or becomes effective, as the case may be.

o
(b) Lapse in Effectiveness of Registration Statement - In the event that the registration statement is filed and declared effective but, during the Registration Period, ceases to be effective or useable, or the prospectus included in the registration statement ceases to be usable, in either case, in connection with resales of registrable shares, without such lapse being cured within ten business days (the “Cure Period”) by a post-effective amendment to the registration statement, a supplement to the prospectus or a report filed with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act that cures such lapse, then the Company has agreed to pay to each purchaser liquidated damages, for the period from and including the first day following the expiration of the Cure Period until, but excluding, the earlier of (i) the date on which such failure is cured and (ii) the date on which the Registration Period expires, at a rate equal to 1% for each successive thirty-day period (or portion thereof) of the total purchase price of the purchased securities purchased by such purchaser pursuant to the agreement. Such liquidated damages will be payable in cash at the end of such successive thirty-day period (or portion thereof).

•	The warrants, which provide for the purchase of an aggregate of up to 1,068,471 ordinary shares, have terms of five years and an exercise price of $ 14.58 per share.

•
Call Right - The Warrants may be redeemed at the option of the Company at any time after the second anniversary of the date on which they are first exercisable, provided that the market price for the ordinary shares~~,~~ shall have equaled or exceeded 180% of the exercise price for any 20 trading days in any 30 trading day period ending within five trading days of the notice of redemption.

The Company undertakes to ensure that in future filings with the Commission, we will disclose all material terms relating to the units, including the warrants, which are considered relevant at the time of such filing.

The Company considered the guidance EITF 00-19 and concluded that the warrants should be classified within equity for the following reasons:

i.	The contract does not require net-cash settlement nor does it give the counterparty a choice of net-cash settlement.

ii.	The contract permits the Company to settle in unregistered shares.

iii.
The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the term of the warrants.

iv.	The contract contains an explicit limit on the number of shares to be delivered during the settlement.

v.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

vi.	There is no requirement in the contract to post collateral at any point or for any reason.

The Company separately evaluated the potential for its liability for liquidated damages under the freestanding registration payment arrangement (“RPA”) in accordance with SFAS No. 5 and FASB Interpretation No. 14. At the date of issuance, the Company believed that the likelihood of achieving effectiveness of a registration statement, and maintaining its effectiveness in accordance with the RPA, was and would continue to be highly probable. In fact, a registration statement covering the shares underlying the warrants was declared effective in January 2006, within the agree-upon time frame, as discussed above. The Company believes it is highly probable it will maintain effectiveness of the registration statement as required under the RPA, and that no penalties for non-performance under the RPA (i.e. liquidated damages) will arise thereunder. Accordingly, no accrual for such a liability was recorded.

The Company believes its determination that the warrant agreement and the RPA are separate freestanding instruments is consistent with the guidance in paragraph 2 of EITF 00-19, which states in part that a freestanding contract is entered into in conjunction with some other transaction and is legally detachable and separately exercisable. Under this specific fact pattern, the RPA is clearly legally detachable and separately exercisable from the warrant agreement.

Viewing the warrants as a free standing instrument (apart from the RPA), the Company believes classifying the warrants as equity is appropriate under EITF 00-19, based on the guidance in paragraph 8 as discussed above.

As the Company believes the likelihood of meeting the registration requirements of the RPA is highly probable, no value was assigned to any potential penalty for noncompliance with the RPA, as discussed above.

In addition the Company does not believe accounting for the RPA as a derivative instrument under SFAS No. 133 would yield a result significantly different from that of its applying SFAS No. 5 to the RPA.  In view of the Company’s belief that it is highly probable it will maintain compliance with the terms of the RPA, it believes any value to the RPA as a derivative instrument would be negligible.  In other words, the Company believes treating the RPA as either a SFAS No. 5 contingency or as separate derivative instrument recorded at fair value would yield a result that is consistent with the Company’s historical treatment.

The Company has also considered the guidance in EITF 05-4 and the proposed FSP EITF 00-19-b which, if adopted as proposed, would (i) require issuers to separately recognize and measure registration payment arrangements using a model consistent with the accrual of loss contingencies under SFAS No. 5, (ii) specify that the financial instruments subject to a registration payment arrangement be accounted for in accordance with other applicable GAAP without regard to the provisions of the registration payment arrangement, and (iii) apply the guidance in the proposed FSP to existing registration payment arrangements and to the financial statements subject to those arrangements through a cumulative-effect adjustment upon adoption.  The Company’s historical approach to accounting for its warrants and the RPA is consistent with the guidance proposed in the FSP.

As discussed above, since both the shares and the underlying warrants were classified within equity, an allocation of the proceeds between shares and warrants was not considered necessary.

Schedules

6.	Please revise future filings to include the schedule required by Rule 12-09 of Regulation S-X, or tell us why believe the information is not required.

The Company notes the Staff’s comment and advises the Staff that it believes that the information required to be included on such schedule was provided in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 on page F-16, Note 2T.

Form 6-K dated November 20, 2006

7.
We note that you present a condensed non-GAAP statement of operations. In addition, you present a reconciliation in the form of a pro forma statement of income. This format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP research and development expenses, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP amortization of intangible assets, non-GAAP total operating expenses, non-GAAP operating loss, non-GAAP loss before taxes on income and minority interests, non-GAAP net loss and non-GAAP net loss per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Item 10(e) of Regulation S-K requires that when furnishing information under this item you must provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to the investors. To eliminate investor confusion, please remove the pro forma statement of income from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

The Company notes the Staff’s comment and will remove the pro forma statement of income from its future filings as requested by the Staff.

* * * *

If you have any questions regarding this letter or any matters concerning the filings referenced above, please contact me at +972-4-6868000.

            Sincerely,

            /s/ Oded Bashan
            Oded Bashan,
            President & CEO
            On Track Innovations